FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the third quarter ended December 31, 2003 which were filed with the Tokyo Stock Exchange on January 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	January 29, 2004	By:	/s/ NORIAKI YAMAGUCHI

		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Third Quarter Ended December 31, 2003

(Prepared in Accordance with U.S. GAAP)

January 29, 2004

KONAMI CORPORATION
Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the Third Quarter Ended December 31, 2003
(1)	Adoption of U.S. GAAP:	Yes
(2)	Change in accounting policies:	None
(3)	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method
	Number of consolidated subsidiaries:	28
	Number of affiliated companies accounted for by the equity method:	3
(4)	Changes in reporting entities
	Number of consolidated subsidiaries added:	3
	Number of consolidated subsidiaries removed:	3
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	0
(5)	Financial information presented herein was not audited by independent public accountants.

2.	Consolidated Financial Results for the Third Quarter Ended December 31, 2003 and for the Nine Months Ended December 31, 2003

(Amounts are rounded to the nearest million)

(1)	Consolidated Results of Operations

(Millions of Yen, except per share data)

	Net revenues	Period- on- period change (%)	Operating income	Period- on- period change (%)	Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	Period- on- period change (%)
Third quarter ended December 31, 2003	¥82,310	5.3	¥13,321	(2.4)	¥12,963	(1.0)
Third quarter ended December 31, 2002	78,161	—	13,646	—	13,095	—
Nine months ended December 31, 2003	212,286	10.9	35,019	47.1	35,371	52.2
Nine months ended December 31, 2002	191,356	—	23,811	—	23,245	—
Year ended March 31, 2003	253,657		(21,870)		(22,096)

	Net income (loss)	Period-on- period change (%)	Net income (loss) per share (Yen)	Diluted net income per share (Yen)
Third quarter ended December 31, 2003	¥8,044	(3.9)	¥66.76	—
Third quarter ended December 31, 2002	8,371	—	69.47	—
Nine months ended December 31, 2003	18,903	48.4	156.89	—
Nine months ended December 31, 2002	12,739	—	104.50	—
Year ended March 31, 2003	(28,519)		(234.58)

Notes:

1. Equity in net income (loss) of affiliated companies
Third quarter ended December 31, 2003:	¥311 million
Third quarter ended December 31, 2002:	978 million
Nine months ended December 31, 2003:	541 million
Nine months ended December 31, 2002:	1,622 million
Year ended March 31, 2003:	(1,288) million
2. Weighted-average common shares outstanding (consolidated)
Third quarter ended December 31, 2003:	120,483,726 shares
Third quarter ended December 31, 2002:	120,487,247 shares
Nine months ended December 31, 2003:	120,484,014 shares
Nine months ended December 31, 2002:	121,898,446 shares
Year ended March 31, 2003:	121,572,154 shares
3. Net income (loss) per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”.

4. Consolidated financial statements for the nine months in the previous year was not prepared in accordance with U.S. GAAP. Therefore, period-on-period change for the nine months ended December 31, 2002 is not presented herein.

(2) Consolidated Financial Position

(Millions of Yen, except per share amounts)

	Total assets	Total shareholders’ Equity	Equity-assets Ratio	Total shareholders’ equity per share (Yen)
December 31, 2003	¥302,370	¥101,558	33.6%	¥842.92
December 31, 2002	320,673	131,325	41.0	1,089.97
March 31, 2003	278,250	90,406	32.5	750.35

Note:
Number of shares outstanding (consolidated)
December 31, 2003:	120,483,525 shares
December 31, 2002:	120,484,926 shares
March 31, 2003:	120,484,375 shares

(3) Consolidated Cash Flows

(Millions of Yen)

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Nine months ended December 31, 2003	¥23,136	¥(1,248)	¥(11,992)	¥84,287
Nine months ended December 31, 2002	6,799	(4,457)	(16,894)	60,670
Year ended March 31, 2003	27,711	(12,242)	(16,443)	74,680

3. Forecast for the Year Ending March 31, 2004

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies	Net income
Year ending March 31, 2004	¥267,000	¥38,000	¥38,000	¥20,000

Note:

Expected net income per share for the year ending March 31, 2004 is ¥ 166.00.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 10 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates.

Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below.

Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited)”.

Business Segments	Major Companies
The Company (*1, 9), Konami Marketing Japan, Inc. (*4)
Konami Computer Entertainment Studios, Inc. (*3)
Konami Computer Entertainment Tokyo, Inc.
	Domestic	Konami Computer Entertainment Japan, Inc.
Konami Online, Inc. (*11)
Computer & Video Games		HUDSON SOFT CO., LTD. (*14), Genki Co., Ltd. (*14)
TAKARA CO., LTD. (*12, 14)
Konami Digital Entertainment, Inc. (*2, 13)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company
Exercise Entertainment	Domestic	Konami Sports Corporation (*5, 7)
Konami Sports Life Corporation, One other company
The Company (*1, 9)
	Domestic	Konami Marketing Japan, Inc. (*4)
Konami Media Entertainment, Inc. (*10)
Toy & Hobby		Konami Traumer, Inc. (*1)
Konami Marketing, Inc. (*2, 13)
	Overseas	Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
The Company (*1, 9)
	Domestic	Konami Marketing Japan, Inc. (*4)
Amusement		KPE, Inc., One other company
Konami Marketing, Inc. (*2, 13)
	Overseas	Konami Corporation of Europe B.V. (*6)
Konami Marketing (Asia) Ltd.
	Domestic	The Company (*1, 9)
Gaming	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company
Konami Marketing Japan, Inc. (*4), Konami School, Inc. (*9)
	Domestic	Konami Computer Entertainment School, Inc. (*8)
Other		Konami Real Estate, Inc.
One other company
	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V. (*6), One other company (*6)

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.

2. Primary changes in major companies for the nine months ended December 31, 2003 are as follows:

(*1)	The Company acquired 77.8% of the issued shares of Traumer, Inc. and added Traumer, Inc. to its subsidiaries on April 17, 2003. Consequently, the corporate name of Traumer, Inc. was changed to Konami Traumer, Inc. on the acquisition date.
(*2)	On April 18, 2003, the Company transferred its arcade game sales operations in the U.S. from Konami of America, Inc. to the newly established Konami Marketing, Inc.
(*3)	Konami Computer Entertainment Osaka, Inc. merged with Konami Computer Entertainment Studios, Inc. on May 1, 2003 and changed its corporate name to Konami Computer Entertainment Studios, Inc. on June 18, 2003.
(*4)	On May 1, 2003, Konami Service, Inc. merged with Konami Marketing Japan, Inc. in order to improve customer satisfaction by integrating their sales, marketing and customer service businesses.
(*5)	On May 1, 2003, Konami Athletics Inc. merged with Konami Sports Corporation in order to improve the efficiency of their operations and enhance customer convenience.
(*6)	On June 1, 2003, Konami Marketing Europe Ltd. transferred its amusement business to Konami Corporation of Europe B.V.
(*7)	On July 31, 2003, in order to enhance its business in Kinki area (western part of Japan), Konami Sports Corporation acquired fitness club business from Hankyu Dentetsu Corporation and its subsidiary, OXY Corporation.
(*8)	On July 31, 2003, Konami School, Inc. changed its name to Konami Computer Entertainment School, Inc.
(*9)	On August 1, 2003, the Company established Konami School, Inc. in order to find talent for our all business segments.
(*10)	On September 30, 2003, Konami Music Entertainment, Inc. changed its name to Konami Media Entertainment, Inc.
(*11)	On September 30, 2003, Konami Mobile & Online, Inc. changed its name to Konami Online, Inc.
(*12)	TAKARA CO., LTD. which had been included in Other segment until the period ended March 31, 2003 is included in Computer & Video Games segment from the six months period ended September 30, 2003.
(*13)	On October 1, 2003, Konami of America, Inc. changed its name to Konami Digital Entertainment, Inc. and transferred its Toy & Hobby division to Konami Marketing, Inc.
(*14)	These are equity method affiliates.

2. Business Performance and Cash Flows

1. Business Performance

Overview

In the third quarter of the current fiscal year, there were a number of movements in the entertainment industry in which we operated, such as announcements by companies to enter the promising market of China, growth of the mobile and online game markets, and Sony’s introduction of a new PSX device, with which customers could enjoy various contents including games.

Under these circumstances, we performed well in most business segments in the third quarter ended December 31, 2003, especially in the Computer & Video Games and Toy & Hobby segments, where the Yu-Gi-Oh! products, a home video game software title and the related card game, made solid sales into the second consecutive year and experienced growth in sales and popularity in the U.S. and Europe.

In the Computer & Video Games segment, Karaoke Revolution, which combined music and games, sports titles and action titles generated favorable sales.

The Exercise Entertainment segment provided a wide range of services such as HAWAII PROJECT which offered sports events in Hawaii.

The Toy & Hobby segment introduced large toy series for boys called GRANSAZERS and related goods for the year-end selling season.

The Amusement segment offered e-AMUSEMENT products to more people by launching the new game machine, QUIZ MAGIC ACADEMY.

The Gaming segment started sales in the stepper reel market, which represented the largest market share in North America.

We established a new center of operations for the Computer & Video Games segment in Los Angeles and started activities which were geared toward the market needs to expand our market share in the U.S. game market.

As a result, consolidated net revenues amounted to ¥82,310 million for the three months ended December 31, 2003 (105.3 % of consolidated net revenues for the same period in the previous year) and ¥212,286 million for the nine months ended December 31, 2003 (110.9 % of consolidated net revenues for the same period in the previous year). Consolidated operating income was ¥13,321 million for the three months ended December 31, 2003 (97.6 % of consolidated operating income for the same period in the previous year) and ¥35,019 million for the nine months ended December 31, 2003 (147.1 % of consolidated operating income for the same period in the previous year). Consolidated net income was ¥8,044 million for the three months ended December 31, 2003 (96.1 % of consolidated net income for the same period in the previous year) and ¥18,903 million for the nine months ended December 31, 2003 (148.4 % of consolidated net income in the same period in the previous year).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Nine months ended December 31, 2002	Nine months ended December 31, 2003
Computer & Video Games	¥67,005	¥73,336
Exercise Entertainment	59,049	59,690
Toy & Hobby	37,798	47,546
Amusement	21,894	24,819
Gaming	6,338	7,998
Other, Corporate and Eliminations	(728)	(1,103)

Consolidated net revenues	¥191,356	¥212,286

In the Computer & Video Games segment, as for the domestic market, sales of baseball titles such as JIKKYO POWAFUL PUROYAKYU 10 FINAL MEMORIAL for PlayStation2 and GameCube and Powerful Professional Baseball 6 for Game Boy Advance reached 400,000 copies in total, and Korroke ! 3 for Game Boy Advance and Castlevania for PlayStation2 also marked bumper sales for the three months ended December 31, 2003. As for the overseas market in North America, sales of TEENAGE MUTANT NINJA TURTLES reached 1,300,000 copies shipment for Game Boy Advance, PlayStation2, GameCube, X-box and PC in total for the three months ended December 31, 2003 due to strategic marketing in collaboration with the related TV animation. The Yu-Gi-Oh! series continued to be in good demand. Yu-Gi-Oh! The sacred cards for Game Boy Advance and Yu-Gi-Oh! THE FALSEBOUND KINGDOM for GameCube achieved 1,240,000 copies shipment in total and Castlevania: Lament of Innocence for PlayStation2 marked favorable sales for the three months ended December 31, 2003. In Europe, Pro Evolution Soccer 3 for PlayStation2 released in October 2003 achieved 1,500,000 copies shipment for the three months ended December 31, 2003. In Europe, the Yu-Gi-Oh! series were also sold well and these series reached 800,000 shipments including Yu-Gi-Oh! DUNGEONDICE MONSTERS for Game Boy Advance, Yu-Gi-Oh! POWER OF CHAOS for PC and repeat shipments of previously released titles for the three months ended December 31, 2003.

As a result, consolidated net revenues of the Computer & Video Games segment were ¥34,791 million for the three months ended December 31, 2003 (108.9 % of consolidated net revenues for the same period in the previous year) and ¥73,336 million for the nine months ended December 31, 2003 (109.4 % of consolidated net revenues for the same period in the previous year).

With regard to the Exercise Entertainment segment, we opened the Tsukushino branch (Fukuoka) and continued the expansion of the Konami Sports Club’s high quality facility networks. In September 2003, in order to make the best use of our nation-wide franchise operation for existing facilities, we introduced a new membership system to offer services responding to customers’ diversified needs and to improve their convenience.

As to new activities for new products and services, we launched HAWAII PROJECT, a new service in the fitness industry, sponsoring the Honolulu marathon held in December 2003 as an activity in Hawaii and approximately 1,000 members from Konami Sports Club participated in the event.

Utilizing our knowledge in entertainment and technology, we introduced EZ series, fitness machines for commercial use, into each of our exercise facilities and tried to expand our products line up. We also made efforts to increase sales of existing products such as Aerobics Revolution for PlayStation2, which allowed players to enjoy aerobics activities at home.

As a result, the consolidated net revenues of the Exercise Entertainment segment were ¥20,011 million for the three months ended December 31, 2003 (105.6 % of consolidated net revenues for the same period in the previous year) and ¥59,690 million for the nine months ended December 31, 2003 (101.1 % of consolidated net revenues for the same period in the previous year).

The Toy & Hobby segment maintained solid sales of the Yu-Gi-Oh! Trading Card Game in the U.S. and Europe into its second consecutive year. We started to sell the Yu-Gi-Oh! Trading Card Game in main countries in Europe and promoted global business expansion. In the domestic market, we acquired an exclusive merchandising right of GRANSAZERS, a large toy series produced for boys by Toho Corporation based on a special effect hero TV program on air through 6 TV Tokyo affiliated stations and 26 nation-wide network stations. We introduced toys and bits which were made in the motif of heroes and robots appearing on the TV program and got favorable reviews.

As a result, consolidated net revenues of the Toy & Hobby segment were ¥16,091 million for the three months ended December 31, 2003 (87.7 % of consolidated net revenues for the same period in the previous year) and ¥47,546 million for the nine months ended December 31, 2003 (125.8 % of consolidated net revenues for the same period in the previous year).

In the Amusement segment, QUIZ MAGIC ACADEMY for amusement arcades, a quiz game which allowed players to intellectually compete with other players, and WORLD SOCCER WINNING ELEVEN Arcade Game Style 2003, the arcade version of WINNING ELEVEN, which received favorable reviews as a home video game software product, received good reviews as an e-AMUSEMENT product.

The MAH-JONG FIGHT CLUB series, which allowed players to compete directly with players in other arcade game locations nation-wide via online connection, GUITARFREAKS and drummania, music simulation game series, remained strong with the introduction of new variations and the e-AMUSEMENT system contributed to sales as well.

As for token-operated products, Fantasic Fever, a new style of “penny-falls” game machine, which decorated amusement facilities by medals flowing in the air and electric light shows like a parade, received favorable reviews. MONSTER GATE ON LINE, the first e-AMUSEMENT product of token-operated game machines, FORTUNE ORB Chapter 2, a new version of FORTUNE ORB, a large-sized “penny-falls” game machine, and GI-TURFWILD and GI-WINNING SIRE, large scale token operated horse racing games, marked favorable sales.

The LCD unit business contributed to sales by introducing differentiated and attractive products to customers.

As a result, consolidated net revenues of the Amusement segment were ¥8,860 million for the three months ended December 31, 2003 (124.7 % of consolidated net revenues for the same period in the previous year) and ¥24,819 million for the nine months ended December 31, 2003 (113.4 % of consolidated net revenues for the same period in the previous year).

As for the Gaming segment, in North America, our main video slot machines, MARIACHI MADNESS and SOLTICE GOLD, continued to mark solid sales, especially in Nevada, California and Wisconsin. We have entered into the stepper reel market which has a dominate share of the casino gaming machine market in North America, started to sell Advantage Series, our first stepper reel product in December 2003 and expect more sales in the future. In Australia, products such as The Monster Show marked solid sales.

We have obtained gaming licenses in the total of 19 states in North America and in every state in Australia.

As a result, consolidated net revenues of the Gaming segment were ¥2,833 million for the three months ended December 31, 2003 (117.9 % of consolidated net revenues for the same period in the previous year) and ¥7,998 million for the nine months ended December 31, 2003 (126.2 % of consolidated net revenues for the same period in the previous year).

2. Cash Flows

Cash flow summary for the nine months ended December 31, 2003:

	Millions of Yen
	Nine months ended December 31, 2002	Nine months ended December 31, 2003	Year ended March 31, 2003
Net cash provided by operating activities	¥6,799	¥23,136	¥27,711
Net cash used in investing activities	(4,457)	(1,248)	(12,242)
Net cash used in financing activities	(16,894)	(11,992)	(16,443)
Effect of exchange rate changes on cash and cash equivalents	34	(289)	466
Net increase (decrease) in cash and cash equivalents	(14,518)	9,607	(508)
Cash and cash equivalents, end of the period	60,670	84,287	74,680

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥23,136 million for the nine months ended December 31, 2003, compared to ¥6,799 million for the nine months ended December 31, 2002. This resulted primarily from a net income of ¥18,903 million due to overall favorable results including sustained strong sales of the home video game software title and card game of the Yu-Gi-Oh! in popularity in the U.S. and Europe.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,248 million for the nine months ended December 31, 2003, compared to ¥4,457 million for the nine months ended December 31, 2002. This resulted primarily from capital expenditures of ¥3,272 million, offset by the proceeds from sales of investment in marketable securities of ¥1,593 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥11,992 million for the nine months ended December 31, 2003, compared to ¥16,894 million for the nine months ended December 31, 2002. This was primarily due to payments of dividends of ¥8,959 million and treasury stock acquisitions by a subsidiary of ¥2,192 million.

3. Outlook for Fiscal Year Ending March 31, 2004

Our net revenues are expected to surpass the previous forecast for the year ending March 31, 2004 due to the following reasons: the home video game software title and card game of the Yu-Gi-Oh! made solid sales in popularity in the U.S. and Europe and Pro Evolution Soccer 3, home video game software, achieved million sales for two consecutive years also in the overseas market following the domestic market.

Our profit is also expected to surpass the previous forecast for the year ending March 31, 2004 due to the overall increase of net revenues as well as increases of products with higher profit margins such as card games and e-AMUSEMENT products.

As a result, our previous forecast for consolidated results for the year ending March 31, 2004 announced in May 2003 is expected to be revised as presented below and the revised forecast for operating income surpasses our highest record of ¥37,900 million in the year ended March 31, 2001. (Operating income of ¥37,900 million was prepared in accordance with U.S. GAAP.)

(Millions of Yen)

	Net revenues	Operating income	Income before income taxes, minority interest and equity in net income of affiliated companies	Net income
Previous forecast (A)	255,500	27,500	26,700	14,500
Revised forecast (B)	267,000	38,000	38,000	20,000
Change (B) – (A)	11,500	10,500	11,300	5,500
Change (%)	4.5	38.2	42.3	37.9
<<Reference>> Compared to the previous fiscal year ended March 31, 2003 (Millions of Yen)
	Net revenues	Operating income (loss)	Income (loss) before income taxes, minority interest and equity in net income (loss) of affiliated companies	Net income (loss)
Previous actual result (A)	253,657	(21,870)	(22,096)	(28,519)
Revised forecast (B)	267,000	38,000	38,000	20,000
Change (B) – (A)	13,343	59,870	60,096	48,519
Change (%)	5.3	—	—	—

<Net revenues by business segment>

(Millions of Yen)

	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
Previous actual result (A)	87,476	78,525	45,948	34,305	8,215	(812)	253,657
Revised forecast (B)	88,000	79,000	55,000	34,500	10,500	0	267,000
Change (B) – (A)	524	475	9,052	195	2,285	812	13,343

<Operating income by business segment>

(Millions of Yen)

	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
Previous actual result (A)	13,987	(49,412)	16,629	7,270	(169)	(10,175)	(21,870)
Revised forecast (B)	16,000	3,000	18,500	10,000	500	(10,000)	38,000
Change (B) – (A)	2,013	52,412	1,871	2,730	669	175	59,870

Cautionary Statements with Respect to Outlook

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2002		December 31, 2003		March 31, 2003		December 31, 2003
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥60,670		¥84,287		¥74,680		$785,161
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥868 million, ¥732 million ($6,819 thousand) and ¥976 million at December 31, 2002, December 31, 2003 and March 31, 2003, respectively	39,715		36,460		29,107		339,637
Inventories	17,652		17,228		13,359		160,484
Deferred income taxes, net	11,558		13,167		12,820		122,655
Prepaid expenses and other current assets	6,696		10,045		6,739		93,572

Total current assets	136,291	42.5	161,187	53.3	136,705	49.1	1,501,509
PROPERTY AND EQUIPMENT, net	42,919	13.4	46,320	15.3	46,284	16.6	431,486
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	145		123		189		1,146
Investments in affiliates	14,884		12,823		12,422		119,450
Identifiable intangible assets	57,527		46,020		46,503		428,691
Goodwill	36,967		464		125		4,322
Lease deposits	24,079		23,983		24,489		223,409
Other assets	7,861		11,450		11,533		106,661
Total investments and other assets	141,463	44.1	94,863	31.4	95,261	34.3	883,679

TOTAL ASSETS	¥320,673	100.0	¥302,370	100.0	¥278,250	100.0	$2,816,674

	Millions of Yen						Thousands of U.S. Dollars
	December 31, 2002		December 31, 2003		March 31, 2003		December 31, 2003
		%		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥3,938		¥3,562		¥8,308		$33,181
Current portion of long-term debt and capital lease obligations	2,035		2,892		1,815		26,940
Trade notes and accounts payable	20,912		19,073		18,684		177,671
Accrued income taxes	9,426		21,238		13,788		197,839
Accrued expenses	18,603		20,907		18,968		194,755
Deferred revenue	5,324		6,389		5,535		59,516
Other current liabilities	4,593		5,499		4,676		51,225

Total current liabilities	64,831	20.2	79,560	26.3	71,774	25.8	741,127
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	63,236		68,636		63,514		639,366
Accrued pension and severance costs	2,450		2,519		2,345		23,465
Deferred income taxes, net	21,923		19,370		18,854		180,438
Other long-term liabilities	3,170		3,307		2,502		30,806

Total long-term liabilities	90,779	28.3	93,832	31.0	87,215	31.3	874,075
TOTAL LIABILITIES	155,610	48.5	173,392	57.3	158,989	57.1	1,615,202

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	33,738	10.5	27,420	9.1	28,855	10.4	255,426

COMMITMENTS AND CONTINGENCIES	—		—		—		—

SHAREHOLDERS’ EQUITY:
Common stock, no par value-
Authorized 450,000,000 shares; issued 128,737,566 shares at December 31, 2002, December 31, 2003 and March 31, 2003	47,399	14.8	47,399	15.7	47,399	17.0	441,537
Additional paid-in capital	46,736	14.6	46,736	15.4	46,736	16.8	435,361
Legal reserve	2,163	0.7	—		2,163	0.8	—
Retained earnings	60,239	18.8	32,577	10.8	18,981	6.8	303,466
Accumulated other comprehensive income	449	0.1	511	0.2	790	0.3	4,760

Total	156,986	49.0	127,223	42.1	116,069	41.7	1,185,124
Treasury stock, at cost-
8,252,640 shares, 8,254,041 shares and 8,253,191 shares at December 31, 2002, December 31, 2003 and March 31, 2003, respectively	(25,661)	(8.0)	(25,665)	(8.5)	(25,663)	(9.2)	(239,078)

Total shareholders’ equity	131,325	41.0	101,558	33.6	90,406	32.5	946,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥320,673	100.0	¥302,370	100.0	¥278,250	100.0	$2,816,674

4. Consolidated Statements of Operations (Unaudited)

(For the nine months ended December 31, 2003)

	Millions of Yen						Thousands of U.S. Dollars
	Nine months ended December 31, 2002		Nine months ended December 31, 2003		Year ended March 31, 2003		Nine months ended December 31, 2003
		%		%		%
NET REVENUES:
Product sales revenue	¥135,052		¥153,901		¥178,766		$1,433,638
Service revenue	56,304		58,385		74,891		543,875

Total net revenues	191,356	100.0	212,286	100.0	253,657	100.0	1,977,513

COSTS AND EXPENSES:
Costs of products sold	77,787		88,520		112,364		824,592
Costs of services rendered	50,615		48,058		62,515		447,676
Impairment charge for goodwill and other intangible assets	—		—		47,599		—
Selling, general and administrative	39,143		40,689		53,049		379,031

Total costs and expenses	167,545	87.6	177,267	83.5	275,527	108.6	1,651,299

Operating income (loss)	23,811	12.4	35,019	16.5	(21,870)	(8.6)	326,214
OTHER INCOME (EXPENSES):
Interest income	256		325		373		3,027
Interest expense	(633)		(648)		(938)		(6,036)
Gain on sale of subsidiary shares	552		—		904		—
Other, net	(741)		675		(565)		6,288

Other income (expenses), net	(566)	(0.3)	352	0.2	(226)	(0.1)	3,279

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	23,245	12.1	35,371	16.7	(22,096)	(8.7)	329,493
INCOME TAXES	10,371	5.4	15,039	7.1	6,186	2.4	140,094
INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	12,874	6.7	20,332	9.6	(28,282)	(11.1)	189,399
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	1,757	0.9	1,970	0.9	(1,051)	(0.4)	18,351
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	1,622	0.9	541	0.2	(1,288)	(0.5)	5,040

NET INCOME (LOSS)	¥12,739	6.7	¥18,903	8.9	¥(28,519)	(11.2)	$176,088

PER SHARE DATA:	Yen			U.S. Dollars
	Nine months ended December 31, 2002	Nine months ended December 31, 2003	Year ended March 31, 2003	Nine months ended December 31, 2003
Basic and diluted net income (loss) per share	¥104.50	¥156.89	¥(234.58)	$1.46

Weighted-average common shares outstanding	121,898,446	120,484,014	121,572,154

Note:	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at December 31, 2002, December 31, 2003 and March 31, 2003, and therefore there was no difference between basic and diluted EPS.

(For the third quarter ended December 31, 2003)

	Millions of Yen				Thousands of U.S. Dollars
	Third quarter ended December 31, 2002		Third quarter ended December 31, 2003		Third quarter ended December 31, 2003
		%		%
NET REVENUES:
Product sales revenue	¥59,843		¥62,640		$583,512
Service revenue	18,318		19,670		183,232

Total net revenues	78,161	100.0	82,310	100.0	766,744

COSTS AND EXPENSES:
Costs of products sold	34,061		37,902		353,070
Costs of services rendered	17,129		16,260		151,467
Selling, general and administrative	13,325		14,827		138,118

Total costs and expenses	64,515	82.5	68,989	83.8	642,655

Operating income	13,646	17.5	13,321	16.2	124,089

OTHER INCOME (EXPENSES):
Interest income	87		97		903
Interest expense	(190)		(223)		(2,077)
Other, net	(448)		(232)		(2,161)

Other income (expenses), net	(551)	(0.7)	(358)	(0.5)	(3,335)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	13,095	16.8	12,963	15.7	120,754
INCOME TAXES	5,159	6.6	4,370	5.3	40,708
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	7,936	10.2	8,593	10.4	80,046
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	543	0.7	860	1.0	8,011
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	978	1.2	311	0.4	2,897

NET INCOME	¥8,371	10.7	¥8,044	9.8	$74,932

PER SHARE DATA:	Yen		U.S. Dollars
	Third quarter ended December 31, 2002	Third quarter ended December 31, 2003	Third quarter ended December 31, 2003
Basic and diluted net income per share	¥69.47	¥66.76	$0.62
Weighted-average common shares outstanding	120,487,247	120,483,726

Note:	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share”. Konami had no dilutive securities outstanding at December 31, 2002, December 31, 2003 and March 31, 2003, and therefore there was no difference between basic and diluted EPS.

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2002	Nine months ended December 31, 2003	Year ended March 31, 2003	Nine months ended December 31, 2003
Cash flows from operating activities:
Net income (loss)	¥12,739	¥18,903	¥(28,519)	$176,088
Adjustments to reconcile net income (loss) to net cash provided by operating activities—
Depreciation and amortization	8,263	6,499	11,979	60,540
Impairment charge for goodwill and other intangible assets	—	—	47,599	—
Provision for doubtful receivables	569	(167)	429	(1,556)
Loss on sale or disposal of property and equipment, net	837	686	2,344	6,390
Gain on sale of marketable securities	(2)	(1,303)	(20)	(12,138)
Gain on sale of subsidiary shares	(552)	—	(904)	—
Equity in net loss (income) of affiliated companies	(1,622)	(541)	1,288	(5,040)
Minority interest	1,757	1,970	(1,051)	18,351
Deferred income taxes	(3,078)	161	(11,326)	1,500
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(6,269)	(7,555)	4,580	(70,377)
Decrease (increase) in inventories	(1,774)	(4,187)	2,556	(39,003)
Increase (decrease) in trade notes and accounts payable	874	1,220	(1,521)	11,365
Increase (decrease) in accrued income taxes	(3,880)	7,507	394	69,930
Increase (decrease) in accrued expenses	(2,742)	1,516	(2,271)	14,122
Increase in deferred revenue	1,468	854	1,669	7,955
Other, net	211	(2,427)	485	(22,608)

Net cash provided by operating activities	6,799	23,136	27,711	215,519
Cash flows from investing activities:
Purchases of investments in a subsidiary	(315)	—	(315)	—
Proceeds from sales of investments in subsidiaries	2,081	—	2,081	—
Capital expenditures	(7,723)	(3,272)	(15,357)	(30,479)
Proceeds from sales of property and equipment	1,444	207	2,234	1,928
Proceeds from sales of investments in marketable securities	363	1,593	371	14,839
Acquisition of new subsidiaries, net of cash acquired	—	(206)	(449)	(1,919)
Decrease in time deposits, net	521	63	516	587
Decrease (increase) in lease deposits, net	(384)	505	(306)	4,704
Other, net	(444)	(138)	(1,017)	(1,285)

Net cash used in investing activities	(4,457)	(1,248)	(12,242)	(11,625)
Cash flows from financing activities:
Net decrease in short-term borrowings	(6,811)	(4,812)	(2,448)	(44,825)
Proceeds from long-term debt	14,902	6,400	15,402	59,618
Repayments of long-term debt	(2,486)	(543)	(2,765)	(5,058)
Principal payments under capital lease obligations	(1,931)	(1,793)	(3,439)	(16,702)
Dividends paid	(6,172)	(8,959)	(6,324)	(83,456)
Purchases of treasury stock by parent company	(10,658)	(2)	(10,660)	(19)
Purchases of treasury stock by subsidiaries	(3,075)	(2,192)	(4,516)	(20,419)
Other, net	(663)	(91)	(1,693)	(848)

Net cash used in financing activities	(16,894)	(11,992)	(16,443)	(111,709)
Effect of exchange rate changes on cash and cash equivalents	34	(289)	466	(2,692)
Net increase (decrease) in cash and cash equivalents	(14,518)	9,607	(508)	89,493
Cash and cash equivalents, beginning of the period	75,188	74,680	75,188	695,668

Cash and cash equivalents, end of the period	¥60,670	¥84,287	¥74,680	$785,161

6. Segment Information (Unaudited)

a . Operations in Different Industries

(Nine months ended December 31)

Nine months ended December 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥65,770	¥58,977	¥37,776	¥20,989	¥6,338	¥1,506	¥191,356
Intersegment	1,235	72	22	905	—	(2,234)	—

Total	67,005	59,049	37,798	21,894	6,338	(728)	191,356
Operating expenses	54,308	59,874	23,607	16,988	6,426	6,342	167,545

Operating income (loss)	¥12,697	¥(825)	¥14,191	¥4,906	¥(88)	¥(7,070)	¥23,811

Nine months ended December 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥71,497	¥59,670	¥47,480	¥24,287	¥7,998	¥1,354	¥212,286
Intersegment	1,839	20	66	532	—	(2,457)	—

Total	73,336	59,690	47,546	24,819	7,998	(1,103)	212,286
Operating expenses	58,924	57,326	29,513	16,619	7,504	7,381	177,267

Operating income (loss)	¥14,412	¥2,364	¥18,033	¥8,200	¥494	¥(8,484)	¥35,019

Nine months ended December 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$666,018	$555,845	$442,292	$226,241	$74,504	$12,613	$1,977,513
Intersegment	17,131	186	615	4,956	—	(22,888)	—

Total	683,149	556,031	442,907	231,197	74,504	(10,275)	1,977,513
Operating expenses	548,896	534,010	274,923	154,812	69,902	68,756	1,651,299

Operating income (loss)	$134,253	$22,021	$167,984	$76,385	$4,602	$(79,031)	$326,214

(Year ended March 31, 2003)

Year ended March 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥85,891	¥78,437	¥45,887	¥33,105	¥8,215	¥2,122	¥253,657
Intersegment	1,585	88	61	1,200	—	(2,934)	—

Total	87,476	78,525	45,948	34,305	8,215	(812)	253,657
Operating expenses	73,489	127,937	29,319	27,035	8,384	9,363	275,527

Operating income (loss)	¥13,987	¥(49,412)	¥16,629	¥7,270	¥(169)	¥(10,175)	¥(21,870)

(Third quarter ended December 31)

Third quarter ended December 31, 2002	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,367	¥18,894	¥18,351	¥6,604	¥2,403	¥542	¥78,161
Intersegment	567	47	4	502	—	(1,120)	—

Total	31,934	18,941	18,355	7,106	2,403	(578)	78,161
Operating expenses	25,207	20,176	11,065	4,938	2,247	882	64,515

Operating income (loss)	¥6,727	¥(1,235)	¥7,290	¥2,168	¥156	¥(1,460)	¥13,646

Third quarter ended December 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥34,302	¥19,994	¥16,060	¥8,633	¥2,833	¥488	¥82,310
Intersegment	489	17	31	227	—	(764)	—

Total	34,791	20,011	16,091	8,860	2,833	(276)	82,310
Operating expenses	28,319	18,651	9,986	5,570	2,680	3,783	68,989

Operating income (loss)	¥6,472	¥1,360	¥6,105	¥3,290	¥153	¥(4,059)	¥13,321

Third quarter ended December 31, 2003	Computer & Video Games	Exercise Entertainment	Toy & Hobby	Amusement	Gaming	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$319,534	$186,251	$149,604	$80,419	$26,390	$4,546	$766,744
Intersegment	4,554	159	289	2,115	—	(7,117)	—

Total	324,088	186,410	149,893	82,534	26,390	(2,571)	766,744
Operating expenses	263,801	173,740	93,023	51,886	24,965	35,240	642,655

Operating income (loss)	$60,287	$12,670	$56,870	$30,648	$1,425	$(37,811)	$124,089

Notes:	1.	Primary businesses of each segment are as follows:
		Computer & Video Games:	Production and sale of home-use video game software
		Exercise Entertainment:	Operation of health and fitness clubs
		Toy & Hobby:	Production and sale of character related products
		Amusement:	Manufacture and sale of amusement arcade games and LCD units for pachinko machines
		Gaming:	Manufacture and sale of gaming machines for overseas market
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses for the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	In the fourth quarter ended March 31, 2003, the Amusement segment transferred its health entertainment business to the Exercise Entertainment segment, and the Gaming segment transferred its token-operated game machine business to the Amusement segment. In accordance with these changes, results for the three months ended December 31, 2002 and for the nine months ended December 31, 2002 have been reclassified to conform to the presentation for the year ended March 31, 2003.
	6.	Effective the second quarter ended September 30, 2003, Other segment is combined with Corporate and Eliminations. In accordance with this change, results for the three months ended December 31, 2002, for the nine months ended December 31, 2002 and for the year ended March 31, 2003 have been reclassified to conform to the presentation for the six months ended September 30, 2003.
	7.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Exercise Entertainment.
	8.	An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Exercise Entertainment segment for the year ended March 31, 2003.

b . Operations in Geographic Areas

(Nine months ended December 31)

Nine months ended December 31, 2002	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥138,208	¥36,545	¥10,777	¥5,826	¥191,356	—	¥191,356
Intersegment	38,522	794	27	315	39,658	¥(39,658)	—

Total	176,730	37,339	10,804	6,141	231,014	(39,658)	191,356
Operating expenses	154,850	36,838	10,370	4,864	206,922	(39,377)	167,545

Operating income (loss)	¥21,880	¥501	¥434	¥1,277	¥24,092	¥(281)	¥23,811

Nine months ended December 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,080	¥44,327	¥29,706	¥6,173	¥212,286	—	¥212,286
Intersegment	58,833	1,355	90	200	60,478	¥(60,478)	—

Total	190,913	45,682	29,796	6,373	272,764	(60,478)	212,286
Operating expenses	162,345	43,422	24,950	5,251	235,968	(58,701)	177,267

Operating income (loss)	¥28,568	¥2,260	¥4,846	¥1,122	¥36,796	¥(1,777)	¥35,019

Nine months ended December 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,230,368	$412,920	$276,721	$57,504	$1,977,513	—	$1,977,513
Intersegment	548,049	12,622	838	1,863	563,372	$(563,372)	—

Total	1,778,417	425,542	277,559	59,367	2,540,885	(563,372)	1,977,513
Operating expenses	1,512,296	404,490	232,417	48,915	2,198,118	(546,819)	1,651,299

Operating income (loss)	$266,121	$21,052	$45,142	$10,452	$342,767	$(16,553)	$326,214

(Year ended March 31, 2003)

Year ended March 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥182,345	¥47,729	¥16,297	¥7,286	¥253,657	—	¥253,657
Intersegment	50,670	805	27	506	52,008	¥(52,008)	—

Total	233,015	48,534	16,324	7,792	305,665	(52,008)	253,657
Operating expenses	258,551	47,112	14,917	6,236	326,816	(51,289)	275,527

Operating income (loss)	¥(25,536)	¥1,422	¥1,407	¥1,556	¥(21,151)	¥(719)	¥(21,870)

(Third quarter ended December 31)

Third quarter ended December 31, 2002	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥46,412	¥22,667	¥6,772	¥2,310	¥78,161	—	¥78,161
Intersegment	22,717	605	—	80	23,402	¥(23,402)	—

Total	69,129	23,272	6,772	2,390	101,563	(23,402)	78,161
Operating expenses	58,551	21,791	5,897	1,868	88,107	(23,592)	64,515

Operating income (loss)	¥10,578	¥1,481	¥875	¥522	¥13,456	¥190	¥13,646

Third quarter ended December 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥47,268	¥17,301	¥15,616	¥2,125	¥82,310	—	¥82,310
Intersegment	21,167	1,201	2	21	22,391	¥(22,391)	—

Total	68,435	18,502	15,618	2,146	104,701	(22,391)	82,310
Operating expenses	61,203	16,444	11,686	1,899	91,232	(22,243)	68,989

Operating income (loss)	¥7,232	¥2,058	¥3,932	¥247	¥13,469	¥(148)	¥13,321

Third quarter ended December 31, 2003	Japan	Americas	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$440,317	$161,164	$145,468	$19,795	$766,744	—	$766,744
Intersegment	197,177	11,188	19	195	208,579	$(208,579)	—

Total	637,494	172,352	145,487	19,990	975,323	(208,579)	766,744
Operating expenses	570,126	153,181	108,859	17,690	849,856	(207,201)	642,655

Operating income (loss)	$67,368	$19,171	$36,628	$2,300	$125,467	$(1,378)	$124,089

Note:	1.	For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.
	2.	An impairment charge of ¥47,599 million for goodwill and other intangible assets was included in the operating expenses of the Japan segment for the year ended March 31, 2003.

Notes:

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of December 31, 2003 of ¥107.35 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

3.	Comprehensive income for the nine months ended December 31, 2002 and December 31, 2003 and for the year ended March 31, 2003 consisted of the following:

	Millions of yen			Thousands of U.S. Dollars
	Nine months ended December 31, 2002	Nine months ended December 31, 2003	Year ended March 31, 2003	Nine months ended December 31, 2003
Net income (loss)	¥12,739	¥18,903	¥(28,519)	$176,088
Other comprehensive income (loss):
Foreign currency translation adjustments	(186)	(491)	85	(4,574)
Net unrealized gains on available-for-sale securities	89	212	159	1,975

	(97)	(279)	244	(2,599)

Comprehensive income (loss)	¥12,642	¥18,624	¥(28,275)	$173,489